Mail Stop 6010

October 22, 2008

Mr. Luis A. Mostacero
Vice President of Finance
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

> **Re:**   **Paradigm Medical Industries, Inc.**
> **Amended Form 10-KSB for the Year Ended December 31, 2007**
> **Amended Form 10-Q for the Quarter Ended March 31, 2008**
> **Amended Form 10-Q for the Quarter Ended June 30, 2008**
> **File No. 000-28498**

Dear Mr. Mostacero:

We have reviewed your response letter dated September 26, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 3 to Form 10-K for the Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation, page 25

Critical Accounting Policies, page 25

1.   We note from your disclosures related to the valuation for the embedded
        derivatives and warrants associated with the convertible notes issued in fiscal
        2005-2007 contain significant estimates and assumptions. Please revise your
        critical accounting policies in future filings to include a discussion of the
        valuation methodologies utilized in determining the fair value of your derivative
        instruments and the significant assumptions utilized within each of these model.

Results of Operations, page 36

2.   We note here and within your Amended March 31, 2008 and Amended June 30,
        2008 Forms 10-Q that you do not include a discussion of the significant
        components of your non-operating income. Please revise your MD&A in future
        filings to include a discussion of the significant components of your non-
        operating income for each of the latest fiscal years and interim periods. Refer to
        Item 303(b) of Regulation S-B and Item 303(a)-(b) of Regulation S-K.

Item 8A. Controls and Procedures, page 41

3.   We note your response to prior comment 4 from our letter dated July 22, 2008.
        We note that you do not identify the framework that management used to evaluate
        the effectiveness of your internal controls over financial reporting at December
        31, 2007. Please tell us and revise this section in future filings to disclose the
        framework used by management to evaluate the effectiveness of your internal
        controls over financial reporting as required by Item 308T(a)(2) of Regulation S-
        B.

Exhibit 31.1 and Exhibit 31.2

4.   We note your response to prior comment 6 from our letter dated July 22, 2008.
        We note here and your Amended March 31, 2008 and Amended June 30, 2008
        Forms 10-Q filed pursuant to Exchange Act Rule 13a-14(a) are still not in the
        exact form prescribed by Item 601(b)(31) of Regulation S-B and Item 601(b)(31)
        of Regulation S-X. Please revise your future filings to include certifications that
        conform to the exact wording required by Item 601(b)(31) of Regulation S-B and
        Item 601(b)(31) of Regulation S-X, as applicable.

Luis A. Mostacero
Paradigm Medical Industries, Inc.
October 22, 2008
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief